SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

Star Equities, LLC

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	2,901,276
	8	Shared Voting Power	5,714,286(1)
	9	Sole Dispositive Power	2,901,276
	10	Shared Dispositive Power	5,714,286(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		8,615,562(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		10.3%
14	Type of Reporting Person		IN

(1) Includes 2,857,143 shares issued to Star Equities, LLC under the Investment Agreement (as defined below), and 2,857,143 shares issuable to Star Equities, LLC upon exercise of the Amended Option.

CUSIP No. 64111R 102
1	Names of Reporting Persons. Star Equities, LLC
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	5,714,286(1)
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	5,714,286(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		5,714,286(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		6.9%
14	Type of Reporting Person		CO

  (1) Includes 2,857,143 shares issued to Star Equities, LLC under the Investment Agreement and 2,857,143 shares issuable to Star Equities, LLC upon exercise of the Amended Option.

This Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed by Oleg Firer with the Securities and Exchange Commission on September 18, 2014, as amended by the Amendment No. 1 filed by Mr. Firer on May 12, 2015, the Amendment No. 2 filed by Mr. Firer on September 22, 2015 and the Amendment No. 3 filed by Mr. Firer on October 15, 2015 (the “Schedule 13D”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information for updating:

On November 16, 2015, the stockholders of the Issuer approved the issuance of the shares of Common Stock pursuant to the terms of (a) the Letter Agreement, as modified by the Additional Agreement (the “Investment Agreement”), and (b) the Amended Option (the “Stockholder Approval”). Accordingly, (i) the restricted shares of Common Stock issuable to Star Equities, LLC, an entity in which Mr. Firer is the sole and managing member (“Star Equities”) pursuant to the Investment Agreement have been issued on November 23, 2015 and (ii) the Amended Option is now fully exercisable.

Item 5. Interest in Securities of Issuer

Items 5(a) through (c) of Schedule 13D are hereby amended to add the following information for updating:

(a) – (b) As of the date hereof, Star Equities is the beneficial owner of 5,714,286 restricted shares of Common Stock consisting of (1) 2,857,143 restricted shares of Common Stock issued on November 23, 2015 to Star Equities pursuant to the Investment Agreement and (2) 2,857,143 restricted shares of Common Stock issuable upon exercise of the Amended Option, representing approximately 6.9% of the outstanding shares of Common Stock, based on (x) 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015, plus (y) 2,857,143 restricted shares of Common Stock issued to Star Equities pursuant to the Investment Agreement , plus (z) 2,857,143 restricted shares of Common Stock issuable upon exercise of the Amended Option.

As of the date hereof, Mr. Firer is deemed to have beneficial ownership of 8,615,562 restricted shares of Common Stock consisting of (1) 2,901,276 restricted shares of Common Stock held directly by Mr. Firer, and (2) as the sole member of Star Equities, Mr. Firer can be deemed to beneficially own the above-described restricted shares of Common Stock beneficially owned by Star Equities (which equals to 5,714,286 shares as of the date hereof, as described above), and such shares collectively represent approximately 10.3% of the outstanding shares of Common Stock, based on (x) 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015, plus (y) 2,857,143 restricted shares of Common Stock issued to Star Equities pursuant to the Investment Agreement , plus (z) 2,857,143 restricted shares of Common Stock issuable upon exercise of the Amended Option. Mr. Firer has sole voting power and sole dispositive power with respect to 2,901,276 restricted shares of Common Stock and shared voting power and shared dispositive power with respect to the above-described shares beneficially owned by Star Equities.

(c) Except as disclosed in Item 4, neither Star Equities nor Mr. Firer has effected any transaction in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the addition of the following:

The information contained in Item 4 above is incorporated by reference in this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 30, 2015	/s/ Oleg Firer
Oleg Firer

Date: November 30, 2015	STAR EQUITIES, LLC

	By:	/s/ Oleg Firer
Oleg Firer, Managing Member